FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Syngenta enters into research collaboration with Anhui Academy, China”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA +1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, February 10, 2009

Syngenta enters into research collaboration with Anhui Academy, China

Syngenta today announced that it has agreed an eight-year research collaboration with Anhui Rice Research Institute (ARRI) of Anhui Academy of Agricultural Sciences in China. The collaboration program is centered around conducting laboratory and field tests of novel gene functions and will focus on drought tolerance and nitrogen utilization optimization in key crops such as corn and soybean. ARRI will work closely with Syngenta’s new biotech research and technology center in Beijing which was opened in October last year.

“This collaboration will accelerate our research and increase our efficiency and competitiveness,” says Xun Wang, Head of Syngenta Biotechnology China. “ARRI has strong expertise and experience in genetics, breeding and field experiments.”

The base crop for the program will be rice, which is highly suited for gene research. It is a well characterized crop regarding genetic, molecular and agronomic information and its genome is closely related to those of major crops such as corn. The relatively short growing cycle of rice will also allow more testing to be completed in a shorter time frame.

“We are very excited and honored to be entering into collaboration with Syngenta, a world class agribusiness with global expertise. I strongly believe scientists from both sides will work closely together to develop cutting-edge technologies and provide novel solutions to agriculture,” says Jianbo Yang, President of Anhui Academy of Agricultural Sciences.

The research agreement is part of Syngenta’s efforts to work closely with Chinese academics. In 2007, Syngenta entered into a five-year research collaboration with the Institute of Genetics and Developmental Biology (IGDB) in Beijing on the development of novel agronomic traits for key crops such as corn, soybean, wheat, sugar beet and sugar cane.

Founded in 1987, ARRI is a leading institute in rice research and technology innovation in Anhui Province in China. Since its establishment, ARRI has undertaken many key projects such as with the United Nations Development Programme and the Chinese National Natural Science Foundation.

Syngenta – February 10, 2009 / Page  of 1 of 2

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – February 10, 2009 / Page  of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	February 10, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal and Taxes